Exhibit 99.3

PROXY

PARAGON SHIPPING INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 31, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

The undersigned shareholder hereby appoints Michael Bodouroglou and Aikaterini Stoupa, and each of them individually, as attorneys and proxies for the undersigned, with the power to appoint his substitute, to represent and to vote all the shares of common stock of PARAGON SHIPPING INC. (the “Company”), which the undersigned would be entitled to vote, at the Company’s Annual Meeting of Stockholders to be held at Company’s premises at 15, Karamanli Ave., 16673Voula, Greece on May 31, 2017 at 12.00 p.m. and at any postponements or adjournments thereof, subject to the directions indicated on the reverse side hereof.

In their discretion, the Proxy is authorized to vote upon any other matter that may properly come before the meeting or any adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If no direction is made, this proxy will be voted for.

(Continued, and to be marked, dated and signed, on the other side)

▲PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.▲

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of
Stockholders to be held May 31, 2017

The Proxy Statement to Stockholders is available at:

http://www.viewproxy.com/paragonship/2017

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.	PLEASE MARK YOUR VOTE IN BLUE INK AS SHOWN HERE

Proposal 1 –	Election of the following Board Nominees to serve as Class A directors:
	01 Dimitrios Sigalas	☐ FOR	☐ AGAINST	☐ ABSTAIN
	02 George Xiradakis	☐ FOR	☐ AGAINST	☐ ABSTAIN
Election of the following Board Nominee to serve as a Class B director:
	03 Nigel D. Cleave	☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2 –	Ratification of the selection of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the year ending December 31, 2017.

☐ FOR	☐ AGAINST	☐ ABSTAIN

CONTROL NUMBER

Proposal 3 – Granting discretionary authority to the Company’s Board of Directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

WILL ATTEND THE MEETING ☐

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED PRE-PAID ENVELOPE.

Dated:

Signature(s) of Stockholder(s)

Title

Note: Please sign exactly as your name or names appear on this card. Joint owners should each sign personally. If signing as a fiduciary or attorney, please give your exact title.

▲PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.▲

CONTROL NUMBER

PROXY VOTING INSTRUCTIONS

Please have your 11 digit control number ready when voting by Internet or Telephone.

INTERNET Vote Your Proxy on the Internet: Go to www.aalvote.com/PRGN Have your proxy card available when you access the above website. Follow the prompts to vote your shares.	TELEPHONE Vote Your Proxy by Phone: 1 (866) 804-9616 Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.	MAIL Vote Your Proxy by Mail: Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.